United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of October, 2010

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: October 29, 2010

IR Contact Information: ir@gruma.com (52) 81 8399-3349
Monterrey, N.L., Mexico, October 29, 2010	www.gruma.com

CHANGES IN THE BOARD OF DIRECTORS

Monterrey, N.L., Mexico, October 29, 2010. GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB)  announced today that it has accepted the resignation of Mr. Javier Velez Bautista as member of its Board of Directors and as Chairman and member of the Audit and the Corporate Governance Committees. GRUMA recognizes his career and is grateful for the loyalty and excellence with which Mr. Javier Velez Bautista performed his activities during the time he was part of its Board of Directors and the aforementioned Committees.

In addition, GRUMA announces the appointment of Mr. Mario Laborin Gomez, current member of its Board of Directors, as member and financial expert of the Audit and the Corporate Governance Committees, and Mr. Juan Diez-Canedo Ruiz, current member and financial expert of the Audit and the Corporate Governance Committees, as the new Chairman of said Committees, as such appointments would be ratified by GRUMA's next General Shareholders Meeting.

The aforementioned appointments are effective as of October 27, 2010.

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 70 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 19,000 employees and 93 plants. In 2009, GRUMA had net sales of US$3.9 billion, of which 73% came from non-Mexican operations.